AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
INSPIRED FUTURES AI, LLC

This Amended and Restated Limited Liability Company Agreement of Inspired Futures AI, LLC, a Washington limited liability company (the "***Company***"), is dated and effective as of April 1, 2020 (the "***Effective Date***"), and is entered into by and among the Company, each Person identified on the signature page hereto as a Member, and each other Person who at any time after the Effective Date becomes a Member in accordance with this Agreement and the Act.   This Agreement amends and restates in its entirety the Limited Liability Company Agreement of the Company dated as of June 22, 2018 and has been approved by the Members in accordance with such agreement and the Act.

Article 1
Preliminary Provisions

1.1   <u>Capitalized Words and Phrases</u>. Unless otherwise indicated, all capitalized words and phrases used in this Agreement shall have the meanings assigned to such words or phrases in Article 16. Capitalized words and phrases that appear in this Agreement but are not defined in Article 16 shall have the meanings assigned to such words or phrases by the Act, or, if not defined therein, the meanings assigned to such words and phrases when used in common language, taking into consideration the context in which the words or phrases appear in this Agreement.

1.2   <u>Formation</u>. On the Filing Date, certain Members caused the Certificate of Formation to be filed with the Secretary of State, and on that date the Company was formed as a limited liability company under the Act.

1.3   <u>Name; Powers</u>. The Company's name shall be as set forth in the Certificate of Formation. Without in any way limiting the generality of the foregoing, the Company may perform all acts and functions necessary or appropriate to the conduct of such business and any act incidental or supplemental thereto and allowed by the Act.

1.4   <u>Registered Office and Registered Agent; Principal Place of Business</u>. The Company's registered agent and registered office shall be as set forth in the Certificate of Formation. The Company's principal place of business shall be 40911 250th Ave SE, Enumclaw, WA 98022-8629, or such other location as the Members may determine, from time to time.

1.5   <u>Duration</u>. The Company's duration shall be indefinite and shall terminate only as set forth in Article 12.

1.6   <u>Management; Delegation of Management Authority</u>. The Company shall be managed by one Manager in accordance with the provisions of Article 9. The Manager may, from time to time, delegate the Manager's management rights, power and authority to one or more officers or agents (which may be individuals or entities) and may, from time to time thereafter, amend or terminate any such delegation. The Manager shall confirm the nature and scope of each such delegation, and of each such amendment and termination to such delegation, in a writing signed by the Manager and attached to this Agreement as an exhibit.

1.7   <u>Limited Liability of Members and Manager</u>. Neither the Members nor the Manager shall have any personal liability to any Third Party for any debt, obligation or liability of the Company solely by reason of being a member or manager of the Company.

1.8   Taxation of Company and Members.

(a)   The Company. For all federal income tax purposes, the Company shall be classified as a partnership subject to Subchapter K of the Code, and its Profits and Losses shall be deemed to be exclusively those of its Members. No election may be made to treat the Company as other than a partnership for U.S. federal income tax purposes.

(b)   The Members. With respect to their respective shares of Profits and Losses, the Members shall be subject to federal income tax treatment as partners under Subchapter K of the Code.

(c)   Construction of Agreement. This Agreement shall be construed and applied so as to ensure full compliance with the provisions of (i) Subchapter K of the Code and (ii) Regulations thereunder as in effect from time to time.

1.9   Annual Accounting Period. The Company's annual accounting period for financial and tax purposes shall be the calendar year.

1.10   Effect of Act. The business and internal affairs of the Company shall be governed by this Agreement and the Certificate of Formation; provided, however, the Act shall govern as to any non-waivable provisions set forth in the Act and as to matters on which this Agreement is silent.

1.11   Relation of Agreement to Certificate of Formation. If there is any conflict between this Agreement and the Certificate of Formation, the Certificate of Formation shall prevail. Each Member has reviewed and hereby approves and accepts the Certificate of Formation.

1.12   Entity Status of Company; Ownership of Company Assets. The Company shall be a legal entity separate and distinct from its Members. The Company shall own all of its assets in its own name and no Member shall have any direct interest in those assets.


Article 2
Members


2.1   Members. The name, present mailing address, facsimile number, and email address of each Member are specified in a Schedule of Members, which is maintained on the books and records of the Company (the "*Schedule of Members*"). Such Schedule of Members may be maintained in electronic form at the discretion of the Manager. Each Member's Contribution to the Company in exchange for the Member's Units shall be as set forth in the Schedule of Members. The Company shall promptly revise the Schedule of Members to reflect any subsequent changes thereto and any Person who becomes a Member following the Effective Date of this Agreement shall sign and deliver to Company an addendum to this Agreement in substantially the form attached hereto as Exhibit A, and such other documents or instruments as Company may require.

2.2   Capital Contributions. Each Member shall have made Contributions in the amount and in accordance with the terms set forth the Schedule of Members, if any. The Members shall have no duty to make any additional Contribution to the Company, and no cash or non-cash property of a Member shall be deemed to be a Contribution to the Company unless specifically approved as such by the Manager.

2.3   No Certificates. No certificates representing the Members' respective ownership interests in the Company shall be issued.

2.4   No Interest on Contributions or on Accrued Allocations. The Members shall earn no interest on their Contributions under this Article or on amounts allocated to them under Article 6.

2.5   Valuation of Non-Cash Contributions. Before any Member makes a Contribution to the Company in a form other than money, the Manager shall determine the value of that Contribution.

2.6   Requirement of Signed Writing. No promise by a Member to make a Contribution to the Company shall be enforceable unless it is set forth in this Agreement or in another writing signed by the Member.

2.7   Withdrawal. A Member shall not withdraw from the Company unless the consent of the Manager is obtained.

2.8   Affiliate Transactions. No provision of this Agreement shall be construed so as to prevent the Company from entering into any agreement or transaction with any Member or any Affiliates of any Member that is specifically approved by the Members, or that is negotiated at arms-length and contains terms which are competitive with those provided by unaffiliated Third Parties.

2.9   Representations and Warranties of the Members. Each Member hereby represents and warrants to, and covenants with, the Company, its Managers, officers, Members, agents and affiliates, as follows:

(a)   The Member has such knowledge of the business and financial affairs of the Company and possesses a sufficient degree of sophistication, knowledge and experience in financial and business matters such that the Member is capable of evaluating the merits and risks of acquiring the Units.

(b)   The Member has received and carefully reviewed this Agreement and has had the opportunity to ask questions and receive full and complete information concerning the business and affairs of the Company and to obtain any additional information with respect to the Company which the Member may have desired, and all such information has been duly furnished.

(c)   The acquisition of Units of the Company is being made for investment and not with a view to the resale or distribution of the Units within the meaning of the Securities Act of 1933 (the "*Securities Act*") and such Units are being acquired by the Member for its own account with its own funds and no other party has a direct or indirect beneficial interest.

(d)   The Member has been informed in writing by being provided with a copy of this Agreement that the Units have not been registered under the Securities Act or the securities laws of any state in reliance by the Company upon exemptions from such registration which, in part, depend upon the continued validity of the representations made in this Agreement and, therefore, the Units cannot be resold unless they are registered or unless exemptions from registration are available under the Securities Act and all applicable state securities laws and that the Company will not recognize a resale until it has received an opinion of counsel satisfactory to the Company confirming the availability of such exemption. The Member further understands that the Company has no obligation to effect a registration, such that the Member may have to continue to bear the economic risks of the investment in the Units for an indefinite period.

(e)   The Member agrees not to transfer or assign their Units, or any of its interest herein, and further agrees that the transfer or assignment of the Units acquired pursuant hereto shall be made only in accordance with this Agreement and all applicable laws.

Article 3
Authorization and Issuance of Units

3.1   Units Generally. Each Member's interest in the Company shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Manager shall maintain the Schedule of Members, and shall update it upon the issuance or Transfer of any Units to any new or existing Member.

3.2   Authorization and Issuance of Common Membership Units.

(a)   The Company is hereby authorized to issue a class of Units designated as "*Common Units*". The Members holding Common Units and the number of Common Units they hold shall be set forth on the Schedule of Members. Subject to the approval of a Majority Vote of the Members, the Company may issue or grant Common Units to new or existing Members in the future, and the Members Schedule shall be updated to reflect such issuances accordingly.

(b)   The Company is hereby authorized to issue a class of Units designated as "*Nonvoting Units*". The Members holding Nonvoting Units and the number of Nonvoting Units they hold shall be set forth on the Schedule of Members. Subject to the approval of a Majority Vote of the Members, the Company may issue or grant Nonvoting Units to new or existing Members in the future, and the Members Schedule shall be updated to reflect such issuances accordingly.

3.3   Authorization of New Securities. A Supermajority Vote of the Members shall be required to approve the authorization, creation, designation, issuance or sale of any other class or series of Units or other ownership interests of the Company or rights, options, warrants or other interests convertible into or exercisable or exchangeable for Units or other ownership interests of the Company, any contractual right (including phantom unit or unit appreciation rights) which provide the holder thereof with the right to receive consideration as if such holder holds Units, any debt security which by its terms is convertible into or exchangeable for Units or other ownership interests of the Company or has any other equity participation feature or any security that is a combination of debt and equity ("*New Securities*").

3.4   Company Issuances of New Securities. The issuance of New Securities authorized pursuant to Section 3.1 and the terms of any such issuance shall be decided by a Supermajority Vote of the Members.

3.5   Voting. Except as otherwise provided by this Agreement or as otherwise required by the Act or applicable law, each Member shall be entitled to one vote per Common Unit on all matters upon which the Members have the right to vote under this Agreement or under applicable law. Members shall not be entitled to any vote on any matter under this Agreement, unless required by applicable law, for any Nonvoting Units held by such Member. Any reference to voting thresholds in this Agreement shall refer exclusively to Common Units and the Members holding the same.

Article 4
Allocations

4.1   Determination of Profits and Losses. For each Allocation Year (or portion thereof), except as otherwise provided in this Agreement, Profits and Losses (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 4.2, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to Section 12.4 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 12.4, to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets

4.2   Regulatory and Special Allocations. Notwithstanding the provisions of Section 4.1:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Allocation Year, each Member shall be specially allocated Profits for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.02(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Allocation Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Profits for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 4.2(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Profits shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This Section 4.2(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   The allocations set forth in paragraphs (a), (b) and (c) above (the "*Regulatory Allocations*") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article 4 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Profits and Losses among Members so that, to the extent possible, the net amount of such allocations of Profits and Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e)   The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) ("*Forfeiture Allocations*") result from the allocations of Profits and Losses provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Profits and Losses will be made in accordance with Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) or any successor provision or guidance.

4.3   Tax Allocations.

(a)   Subject to Section 4.2(b) through Section 4.2(e), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other applicable law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   The Company shall make allocations pursuant to this Section 4.3 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f)   Allocations pursuant to this Section 4.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, Distributions or other items pursuant to any provisions of this Agreement.

4.4   Allocations in Respect of Transferred Units. In the event of a Transfer of Units during any Allocation Year made in compliance with the provisions of Article 9, Profits, Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Allocation Year shall be determined using the interim closing of the books method unless another method is selected by the Manager.

4.5   Curative Allocations. In the event that the Tax Matters Member determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this Article 4 (an "*Unallocated Item*"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "*Misallocated Item*"), then the Manager may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; provided, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and provided, further, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

Article 5
Distributions

5.1   General.

(a)   Subject to Section 5.1(b), Section 5.2, and Section 5.3, distributions of Available Cash shall be made to Members when and in such amounts as determined by the Manager.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate the Act or other applicable law.

5.2   Priority of Distributions. After making all Distributions required for a given Allocation Year under Section 5.3, all Distributions determined to be made by the Manager pursuant to Section 5.1 shall be made to the Members in proportion to their ownership of Units.

5.3   Tax Advances.

(a)   Subject to any restrictions in any agreement to which the Company is a party and subject to the Manager's right to create and maintain cash reserves as further described herein, the Company shall use commercially reasonable efforts to Distribute cash to each Member in proportion to and to the extent of such Member's Tax Amount (each such Distribution, a "*Tax Advance*").

(b)   The Company shall use commercially reasonable efforts to Distribute the Tax Advance with respect to an Allocation Year before the 75th day of the next succeeding Allocation Year; provided, that if the Company has made Distributions other than pursuant to this Section 5.3, the Manager may apply such Distributions to reduce any Tax Advance.

(c)   Any Distributions made pursuant to this Section 5.3 shall be treated for purposes of this Agreement as advances on Distributions pursuant to Section 5.2 and shall reduce, dollar-for-dollar, the amount otherwise Distributable to such Member pursuant to Section 5.2.

5.4   Tax Withholding; Withholding Advances.

(a)   Tax Withholding. If requested by the Manager, each Member shall, if able to do so, deliver to the Manager:

i.   an affidavit in form satisfactory to the Manager that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign or other applicable law;

ii.   any certificate that the Manager may reasonably request with respect to any such laws; and/or

iii.   any other form or instrument reasonably requested by the Manager relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Manager the affidavit described in Section 5.4(a)i, the Manager may withhold amounts from such Member in accordance with Section 5.4(b).

(b)   Withholding Advances. The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Member based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any Distribution or allocation by the Company of income or gain to such Member and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 5.4(b) shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Manager, shall be charged against the Member's Capital Account.

(c)   Repayment of Withholding Advances. Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall:

i.   be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account); or

ii.   with the consent of the Manager, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account).

(d)   Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The provisions of this Section 5.4(d) and the obligations of a Member pursuant to Section 5.4(c) shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.4, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e)   Overwithholding. Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

5.5   Distributions in Kind.

(a)   Generally. The Manager is hereby authorized, in its sole discretion, to make Distributions to the Members in the form of securities or other property held by the Company; provided, that Tax Advances shall only be made in cash. In any non-cash Distribution, the securities or property so Distributed will be Distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be Distributed among the Members pursuant to Section 5.2. Notwithstanding the foregoing, the Company agrees to take commercially reasonable efforts not to make non-cash Distributions.

(b)   Distributions of Securities. Any Distribution of securities shall be subject to such conditions and restrictions as the Manager determines are required or advisable to ensure compliance with applicable law. In furtherance of the foregoing, the Manager may require that the Members execute and deliver such documents as the Manager may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such Distribution and any further Transfer of the Distributed securities, and may appropriately legend the certificates that represent such securities, if any, to reflect any restriction on Transfer with respect to such laws.

Article 6
Capital Accounts

6.1   Computation of Capital Accounts. Except as otherwise required by applicable Regulations, the Company shall compute the Capital Account of each Member as follows:

(a)   Addition of Amount of Contributed Cash. The Company shall add to the Member's Capital Account the amount of any cash that the Member contributes to the Company.

(b)   Addition of Fair Market Value of Contributed Property. The Company shall add to the Member's Capital Account the Book Value of any property (other than cash) that the Member contributes to the Company (net of liabilities secured by this property that the Company assumes or takes subject to within the meaning of Section 752 of the Code).

(c)   Addition of Allocations. The Company shall add to the Member's Capital Account any Profits that it allocates to the Member under Article 6.

(d)   Subtraction of Losses. The Company shall subtract from the Member's Capital Account any Losses that it allocates to the Member under Article 6.

(e)   Subtraction of Distributed Cash. The Company shall subtract from the Member's Capital Account the amount of any cash that it distributes to the Member.

(f)   Subtraction of Fair Market Value of Distributed Property. The Company shall subtract from the Member's Capital Account the Book Value of any property (other than cash) that it distributes to the Member (net of liabilities secured by that property).

6.2   Revaluations of Company Assets and of Members' Capital Accounts. The Company shall revalue the Company's assets and shall correspondingly revalue Members' Capital Accounts whenever a revaluation of the Company's assets is required under applicable Regulations or is permitted under the Regulations and approved by the Members.

Article 7
Meetings and Actions of Members

7.1   Regular Meetings. The Members may, but shall not be required to, (a) hold regular meetings, (b) prescribe the time and place for the holding of such regular meetings by Majority Vote of the Members and a corresponding adoption of a resolution setting forth the time and place of such meetings, and (c) provide that the adoption of such resolution shall constitute notice of such regular meetings.

7.2   Special Meetings. Special meetings of the Members may be held at any time and for any purpose or purposes upon the request of the Manager or a Majority Vote of the Members. Notice of any special meeting and the purpose thereof shall be sent to each Member at least one (1) business days before such meeting, and may be sent by personal delivery, U.S. Mail, email or facsimile to each Member. Notice of the time, place and purpose of such meeting may be waived in writing before or after such meeting, and such waiver shall be equivalent to the giving of Notice, as required by this Section. Attendance of a Member at such meeting, in person or by proxy, shall also constitute a waiver of Notice thereof.

7.3   Participation by Conference Telephone. Any one or more Members may participate in a regular or special meeting of the Members by means of a conference telephone or similar communications equipment allowing all participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at the meeting.

7.4   Place of Meetings. Unless otherwise agreed to by all of the Members, meetings of the Members shall be held at the principal office of the Company described in Section 1.4. Each Member shall be permitted to attend any meeting of the Members in person or by conference telephone or similar communications equipment.

7.5   Quorum; Manner of Acting. At any meeting of the Members, a Majority Vote of the Members represented in person or by proxy shall constitute a quorum. If less than a Majority Vote of the Members are represented at a meeting, a majority of the outstanding Units so represented may adjourn the meeting from time to time without further notice. Except as otherwise provided in this Agreement or as required by applicable law, the Majority Vote of the Members at a meeting at which a quorum is present shall constitute the action of the Members.

7.6   Action by Written Consent. Any action that may be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by Members holding the requisite Units to approve such action. Such consent shall have the same force and effect as a vote of the Members at a regular meeting of the Members, duly convened pursuant to the provisions of Section 7.1. The Company shall provide prompt Notice of any action taken by written consent to those Members who did not sign such consent.

Article 8
Management

8.1   Management of Business. Except as otherwise expressly provided in this Agreement, the powers of the Company shall be exercised by or under the authority of the Manager in the manner hereafter provided. The initial Manager of the Company shall be Nikody Keating. The Manager of the Company shall serve until the Manager's death, resignation or removal, with or without cause, by a Supermajority Vote of the Members of the Company. Upon the resignation or removal of the Manager of the Company, a successor Manager shall be appointed by a Majority Vote of the Members of the Company.

8.2   General Powers of the Manager. The Manager shall have the power and authority to conduct the affairs of the Company. The day-to-day management and control of the business and affairs of the Company, including the right to make and control all ordinary and usual decisions concerning the business and affairs of the Company, may be delegated by the Manager to one or more officers of the Company or the Manager appointed by the Manager pursuant to Section 8.4.

8.3   Compensation. The Manager shall not receive compensation unless otherwise determined by a Majority Vote of the Members. The Company may reimburse the Manager for all third-party expenses incurred on behalf of the Company or related to its services as Manager.

8.4   Appointment of Officers. The Manager may appoint officers of the Company to perform the day-to-day management of the business affairs of the Company. The fact that a person holds any of the foregoing positions shall not, in and of itself, mean that such person is an employee of the Company. All officers shall be elected by, have such authority as authorized by, and shall hold office at the pleasure of the Manager. The Manager may remove and replace any officers at any time.

8.5   Other Business. Except as otherwise provided in this Agreement, or any other written agreement between the Manager or officer and the Company, (a) the Manager and officers may engage in or possess an interest in other business ventures of every kind and description, independently or with others and (b) neither the Company nor the other Members shall have any rights in or to such independent ventures of the Manager or officers or the income or profits therefrom by virtue of this Agreement.

Article 9
General Restriction on Transfer

9.1   Transfer of Units. Subject to this Article 9, a Member may Transfer such Member's Units if, and only if, the Manager consents in writing to the Transfer. Any attempt to Transfer any Units other than in accordance with the provisions of this Agreement shall be void *ab initio* and of no force or effect and Company shall not make any transfer on the records of Company of any Units so Transferred nor shall the transferee of any such Units be entitled to vote on any matters related to Company.

9.2   Assignees. The assignee of a Member shall have the right to become a substituted Member only with consent obtained in accordance with Section 9.1. In the absence of the substitution as provided herein, any payment to a Member or his or her personal representative shall relieve the Company of all liability to any persons who may be interested in such payment by reason of any assignment by, or by death of, such Member.

9.3   Admission of Substituted Members. A substituted Member is a person admitted to all the rights of a Member who has died or has Transferred all or part of its Membership Rights in the Company. No assignee of any Member's Units shall have the right to become a substituted Member unless (a) his or her assignor has stated such intention in the instrument of assignment; (b) the Company has received satisfactory evidence that the assignee is eligible to become a substituted Member pursuant to this Article 9; (c) the assignee has agreed to comply with and be bound by the terms of this Agreement by executing an addendum to this Agreement; (d) the assignor and assignee have executed any and all documents that the Company may reasonably require to be executed in connection with the Transfer and substitution; and (e) the Manager has consented to the admission of such assignee as a substituted Member in accordance with Section 9.1. A transferee who does not become a substituted Member has no right to receive any information or account of the Company transactions or to inspect the Company books or to participate in the management of the Company; such transferee is only entitled to receive the share of the profits or other compensation by way of income or the return of contribution, to which the transferor would otherwise be entitled. Unless admitted as a Member, an assignee of a Member who is subject to the foregoing requirement includes a person or entity acquiring such interest by reason of the death of, or gift from, a Member.

9.4   Permitted Transfers. The Manager shall not withhold its consent to any of the following Transfers by any Member of any of its Units:

(a)   With respect to any Member that is an entity, to any Affiliate; provided, that, the Member shall provide prior written notice to the Company of such proposed Transfer, and the Units that are Transferred shall at all times remain subject to the terms and restrictions set forth in this Agreement and any other agreement applicable to such Units, and the transferee shall, as a condition to such Transfer, comply with Section 9.3;

(b)   With respect to any Member that is a natural person, to (i) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "*Family Members*"), (ii) a trust under which the distribution of Units may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member during his life, (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries; provided, that the Member shall provide prior written notice to the Company of such proposed Transfer, and the Units that are Transferred shall at all times remain subject to the terms and restrictions set forth in this Agreement and any other agreement applicable to such Units, and the transferee shall, as a condition to such Transfer, comply with Section 9.3.

(c)   With respect to all Transfers, the Manager is satisfied that the Transfer will not cause any of the following:

i.   the Company to be treated as a publicly traded partnership within the meaning of Section 7704 of the Code;

ii.   non-compliance by the Company with any applicable law, including any applicable securities laws;

iii.   affect the Company's existence or qualification as a limited liability company under the Act; or

iv.   the Company to lose its status as a partnership for federal income tax purposes or cause a termination of the Company for federal income tax purposes.

Article 10
Company Records

10.1   Company Records. The Company shall compile and maintain at its principal place of business all records and information that the Act requires it to compile and maintain.

10.2   Bookkeeping and Financial Statements. The Company shall compile and maintain all books of account and other records that are necessary or appropriate for the sound management of the Company's business and internal affairs. The Company shall prepare its financial statements using generally accepted accounting principles, applied in a consistent manner with deviations therefrom as historically utilized.

10.3   Contribution Records. The Company shall compile and maintain records evidencing that its Members have made the Contributions required of them under Section 2.1 and the value of such Contributions. These records may take the form of cancelled checks, bills of assignment or any other appropriate form. The Company shall maintain the Schedule of Members.

10.4   Member's Rights to Company Records and Information. For any purposes reasonably related to the Member's interests as a Member (but only for those purposes), and subject to Section 10.5 (concerning the Members' duty of confidentiality) and to any applicable federal or state laws and regulations, including laws and regulations concerning the privacy of employee medical information, each Member shall have the rights set forth in this Section with respect to Company Records and to Company Information. Within ten (10) days after Company's receipt of a reasonable demand for information from a Member which demand describes with reasonable particularity the information sought and the purpose for seeking such information, and at a reasonable time during normal Company business hours, the Member requesting such information shall be entitled to (a) obtain Company Information from the Company which is material to the Member's rights and duties under this Agreement, (b) inspect and review any Company Record which is material to the Member's rights and duties under this Agreement, and (c) copy any Company Record at such Member's expense which is material to the Member's rights and duties under this Agreement.

10.5   Members' Duty of Confidentiality.

(a)   General Rule. In the absence of a final order to the contrary by a court or other governmental authority of competent jurisdiction or an arbitrator, each Member shall maintain in confidence all information relating to the Company, its holdings or the company in which it invests, and all Company Records and Company Information that is reasonably identified as confidential or that the Member knows or reasonably should know requires confidentiality in the Company's best interest.

(b)   Exception. A Member may copy and use the above information and, under appropriate conditions of confidentiality, may disclose it to the extent necessary or appropriate for the performance of the Member's duties under this Agreement.

(c)   Binding Effect of This Section; Termination of Binding Effect. This Section shall bind each Member while a Member and permanently thereafter except with respect to information referenced in Section 10.5 that becomes publicly known through no fault of the Member.

Article 11
Tax Matters

11.1   Company's Duty to Complete and File Tax Returns. On a timely basis each year, the Company shall accurately complete and file its federal income tax return and all applicable state and local returns.

11.2   Company's Duty to Provide Certain Tax Information to Members. As soon as reasonably possible after the date of closing of each of its taxable years, the Company shall provide each Member with completed federal and state tax reports and with all other documents and information reasonably relevant to the federal and state tax liabilities of the Member as a Member of the Company; provided, however (a) each Member shall have sole responsibility for preparing and timely filing the Member's federal and state tax returns and for paying the Member's taxes, and (b) the Company shall have no duty or liability with respect to these matters except as expressly provided in this Article.

11.3   Tax Matters Member and Partnership Representative.

(a)   Appointment. The Manager may appoint a Member as the "tax matters partner" (as defined in Code Section 6231 prior to its amendment by the Bipartisan Budget Act of 2015 ("**BBA**")) (the "**Tax Matters Member**") and the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a) (as amended by the BBA). The Tax Matters Member or Partnership Representative may resign at any time if there is another Member to act as the Tax Matters Member or Partnership Representative.

(b)   Authorization. The Tax Matters Member and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Tax Matters Member or Partnership Representative, which authorization may be withheld by the Tax Matters Member or Partnership Representative in its sole and absolute discretion. The Tax Matters Member or Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   BBA Procedures. The Company will annually elect out of the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**") for each tax year pursuant to Code Section 6221(b) (as amended by the BBA). For any year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Company will elect the alternative procedure under Code Section 6226, as amended by Section 1101 of the BBA, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Member Tax Returns. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(e)   Elections. Except as otherwise provided herein, each of the Tax Matters Member and Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided, that the Tax Matters Member or Partnership Representative will make an election under Code Section 754, if requested in writing by another Member.

Article 12
Dissolution

12.1   Events Requiring Dissolution. The Company shall be terminated and dissolved upon the earlier to occur of the following:

(a)   Vote of the Members. The Company shall be dissolved within thirty (30) days following the date of a Supermajority Vote of the Members to dissolve the Company.

(b)   Judicial Dissolution. The Company shall be dissolved upon the judicial dissolution of the Company pursuant to the Act.

As soon as possible following the occurrence of any of the events provided for above, pursuant to which the Company will not be continued, the Company shall prepare and execute a statement of dissolution in such form as shall be prescribed by the Secretary of State and the same shall be delivered thereto, or as otherwise required by law.

12.2   Term and Termination of Agreement. Subject to Section 12.3, the term of this Agreement shall begin on the Effective Date and shall terminate as follows:

(a)   Termination by Vote. If the Company is dissolved by vote in accordance with 12.1(a), this Agreement shall terminate on the effective date of the certificate of dissolution filed with the Secretary of State.

(b)   Termination by Judicial Authority. If the Company is dissolved by decree of a duly authorized court, this Agreement shall terminate on the date of termination of the Company's existence as determined by the authority in question.

12.3   Survival of Accrued Rights. Any rights accrued by the parties under this Agreement before its termination shall continue in effect after its termination as reason and fairness may require.

12.4   Distributions Upon Liquidation. If the Company is dissolved pursuant to Section 12.1, the Company shall be liquidated and its business and affairs wound up in accordance with the Act and the following provisions:

(a)   Liquidator. The Manager shall act as liquidator to wind up the Company (the "*Liquidator*"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   Accounting. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   Distribution of Proceeds. The Liquidator shall liquidate the assets of the Company, if possible, and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

i.   First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation;

ii.   Second, to the establishment of and additions to reserves that are determined by the Manager in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

iii.   Finally, in accordance with the priorities set forth in Section 5.2.

(d)   Discretion of Liquidator. Notwithstanding the provisions of Section 12.4 that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 12.4(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, and in accordance with the provisions of Section 12.4(c) interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed will be valued at its Fair Market Value.

12.5   Certificate of Dissolution. When all debts, liabilities, and obligations have been paid and discharged or adequate provision has been made therefor and all of the remaining property and assets of the Company have been distributed to the Members, a certificate of dissolution shall be prepared by the Company and filed with the Secretary of State as permitted by the Act.

Article 13
Indemnification

13.1   Liability.

(a)   Exculpation. No Member, Manager or officer of the Company or any Affiliate of any of them (collectively, the "*Covered Persons*"), shall be liable, responsible or accountable, in damages or otherwise, to any Member or to the Company for any act or omission performed or omitted by the Covered Persons in good faith and on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable, responsible or accountable for acts of fraud, gross negligence, willful misconduct, a breach of its fiduciary duties, if any, or *ultra vires* acts. A Covered Person shall be entitled to rely in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by the Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence.

(b)   Reliance. Notwithstanding anything to the contrary in this Agreement, to the extent that, at law, in equity or pursuant to this Agreement, the Covered Persons have duties (including fiduciary duties) and liabilities relating thereto to the Company, any Member or any other person, the Covered Persons shall not be liable to the Company, any Member or any other person for breach of fiduciary duty for their good faith reliance on: (i) Company Records or Company Information; (ii) one or more Members or officers who the Covered Person reasonably believed to be competent in the matter in question; (iii) Company employees, agents or consultants, if any, who the Covered Person reasonably believed to be competent in the matter in question; (iv) legal, accounting or financial advisors who, at the time of the action, the Covered Person reasonably believed to be competent in the matter in question; or (v) any provision of this Agreement.

(c)   Limitation of Fiduciary Duties. The Covered Persons shall be subject to fiduciary duties or to personal liability for breaches of these duties only as provided in this Agreement. Any fiduciary duties not expressly provided for in this Agreement for such Persons are hereby waived to the fullest extent permitted by the Act.

13.2   Right to Indemnification.

(a)   Acts Covered. The Company shall indemnify and hold harmless each Covered Person for any act performed in good faith by such Covered Person for any and all losses, claims, demands, costs, damages, liabilities, expenses, judgments, fines, settlements, and other amounts, arising from any and all claims, demands, actions, suits or proceedings, in which the Covered Person is involved or threatened to be involved in, as a party or otherwise, by reason of its status as a Covered Person (other than those by the Company), to the fullest extent permitted by the Act other than for acts for which the Covered Person is liable to the Company pursuant to Section 15.1.The obligations of the Company under this Section 15.2 shall survive (i) the expiration, termination or cancellation of any Covered Person's employment or other relationship with the Company and (ii) any Transfer or redemption of a Covered Person's Units.

(b)   Payment of Expenses. To the fullest extent not prohibited by law, expenses (including legal fees and expenses) incurred by or on behalf of a Covered Person in defending any claim, demand or action (other than those by the Company or a Member) shall be paid by the Company in advance of the final disposition of such proceeding upon the receipt of a written undertaking (which need not be secured) by or on behalf of the Covered Person to repay such amount if it shall ultimately be determined, by a final, nonappealable judgment by a court of competent jurisdiction, that the Covered Person is not entitled to be indemnified by the Company as authorized hereunder.

(c)   Cumulative with Other Rights. The indemnification provided by this Section shall be in addition to any other rights to which Covered Person may be entitled under any agreement with the Company or vote of the Members, as a matter of law or otherwise, both as to action or inaction of the Covered Person in its capacity as such.

(d)   Source of Indemnity. Any indemnification hereunder shall be satisfied solely out of the assets of the Company and no Member shall be subject to personal liability by reason of these indemnification provisions.

(e)   Conflict of Interest. A Covered Person shall not be denied indemnification hereunder, in whole or in part, because such Covered Person had an interest in the transaction with respect to which the indemnification applies, if the transaction was approved as provided by the terms of this Agreement.

(f)   Successors in Interest. The provisions of this Section are for the benefit of each Covered Person and their heirs, successors, assigns, administrators and personal representatives.

13.3   Other Indemnification. The Company may, with consent of the Manager, make any other indemnification that is authorized by a resolution adopted by such Members to the extent such indemnification is not prohibited by the Act.

13.4   Provision of Liability Insurance. The Company may maintain an insurance policy to cover a liability of a Covered Person arising from a claim against the Covered Person under or relating to this Agreement if approved by the Manager.

Article 14
Dispute Resolution

14.1   Dispute Resolution. In the event of a disagreement between or among the Members regarding the interpretation, application or enforcement of any provision of this Agreement, as well as claims of any kind (a) by and among the Members of the Company or (b) against the Company, then the Members, or any one of them, shall submit the dispute first to mediation as provided in Section 14.2 and, if not resolved through mediation, to arbitration as provided in Section 14.3.

14.2   Mediation. The Members agree first to try in good faith to settle any dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures then in effect before resorting to arbitration pursuant to Section 14.3. Mediation may be conducted by telephone or in person. The costs and expenses of such mediation shall be divided equally between the parties to the dispute, and each party shall separately pay such party's own attorney's fees and expenses.

14.3   Arbitration. In the event mediation fails, all disputes shall be settled by arbitration to be held in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator shall be selected by the Manager and shall have appropriate experience resolving disputes. Arbitration shall take place in Seattle, Washington at such times reasonably determined by the Manager. The arbitrator may grant injunctions or other relief in such dispute or controversy. The costs and expenses of such arbitration shall be allocated as determined by the arbitrator, and the arbitrator is authorized to award attorney fees to the prevailing party. To the extent the matters in dispute are provided for in whole or in part in this Agreement, the arbitrator shall be bound to follow such provisions to the extent applicable. In the absence of fraud, gross misconduct or an error in law appearing on the face of the determination, order or award issued by the arbitrator, the written decision of the arbitrator shall be final and binding upon the parties.

Article 15
Miscellaneous Provisions

15.1   Entire Agreement. This Agreement contains the entire agreement among the parties concerning its subject matter, and it replaces all prior agreements among them, whether written or oral, concerning this subject matter.

15.2   Amendment of Agreement and Certificate of Formation. Subject to Section **Error! Reference source not found.**, a Supermajority Vote of the Members shall be required to amend this Agreement or the Certificate of Formation. Notwithstanding the foregoing, amendments to the Schedule of Members following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Manager without the consent of or execution by the Members.

15.3   Incorporation of Certificate of Formation and Exhibits. The Certificate of Formation and all exhibits referred to in this Agreement are hereby incorporated into this Agreement and made integral parts of it.

15.4   Governing Law. This Agreement shall be governed by and construed in compliance with the laws of the State of Washington without giving effect to any choice-of-law or conflict-of-law provision or rule (whether of the State of Washington or of any other jurisdiction) that would result in the application of the laws of any jurisdiction except those of the State of Washington to the provisions hereof.

15.5   Effect of Changes of Law. If, during the term of this Agreement, the rules of the Act or other applicable law change in a manner that provides a material advantage or disadvantage to any Member not contemplated by the parties when entering into this Agreement, the Manager shall equitably amend this Agreement to minimize or eliminate any such advantage or disadvantage.

15.6   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day; (c) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at its principal place of business identified in Section 1.4 and to the Members at their address as set forth in the Schedule of Members, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section.

15.7   Headings or Captions. Headings or captions of Articles, Sections and Subsections are inserted as a matter of convenience only and do not define, limit or extend the scope of interest of this Agreement or any provision hereof.

15.8   Construction. "Including" means "including without limitation" and does not limit the preceding words or terms. The words "or" and "nor" are inclusive and include "and". Words and phrases used in the singular shall include the plural and vice versa. Each word of gender shall include each other word of gender, as the context may require. References to "Articles," "Sections," "Subsections" or "Exhibits" shall mean Articles, Sections, Subsections or Exhibits of this Agreement, unless otherwise expressly indicated.

15.9   Statutes and Regulations. Unless the context otherwise requires, reference to any federal, state, local or foreign law, constitution, code, statute or ordinance shall be deemed to include all rules and regulations promulgated thereunder (by any governmental authority or otherwise), any amendments thereto, and any successors thereto.

15.10   Severability of Provisions. Each provision of this Agreement shall be considered severable and if any provision or provisions of this Agreement are determined to be invalid and contrary to any existing or future law for any reason, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

15.11   Counterparts; Exchange by Electronic Transmission. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument. The parties may execute this Agreement and exchange counterparts of this Agreement by means of facsimile transmission or electronic mail, and the parties agree that the receipt of such executed counterparts shall be binding on such parties and shall be construed as originals. The parties further agree that electronic signatures shall be deemed originals.

15.12   Acknowledgment of Adequacy of Consideration. Each party hereto acknowledges and agrees that upon the effectiveness of this Agreement, the party will be in receipt of valid and adequate consideration for its undertakings under this Agreement.

15.13   Rights of Creditors and Third Parties Under Agreement. The parties hereto intend this Agreement to benefit only themselves and any Persons that become their successors and assignees in accordance with this Agreement. This Agreement is expressly not intended for the benefit of any creditor of the Company or of any creditor of a Member or for the benefit of any other Person who is not a party to this Agreement.

Article 16
Definitions

Unless the context requires otherwise, the following words and phrases, where they appear capitalized throughout this Agreement, shall have the meanings set forth below:

16.1   Act. "***Act***" means the Washington Limited Liability Company Act, Wash. Rev. Code Ann. Ch. 25.15, as such sections now exist or may hereafter be amended.

16.2   Adjusted Capital Account Deficit. "***Adjusted Capital Account Deficit***" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a)   crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b)   debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

16.3   Adjusted Taxable Income. "***Adjusted Taxable Income***" of a Member for an Allocation Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Allocation Year (or portion thereof); provided, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Allocation Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect members of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Allocation Year and all prior Allocation Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

16.4   Affiliate. "***Affiliate***" of any Person means any Person, directly or indirectly controlling, controlled by or under common control with such Person or related by blood, marriage or adoption to such Person.

16.5   Agreement. "***Agreement***" means this Amended and Restated Limited Liability Company Agreement, as originally executed or amended, modified, supplemented or restated from time to time, including any exhibits attached hereto.

16.6   Allocation. "***Allocation***" means an apportionment of the Profits and Losses among the Members' Capital Accounts in accordance with Article 6.

16.7   Allocation Year. "***Allocation Year***" means (i) the period commencing on the Effective Date and ending on December 31, 2018, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in clauses (i) or (ii) for which the

Company is required to allocate Profits, Losses, and other items of Company income, gain, loss, or deduction pursuant to Article 6 hereof.

16.8   Article. "*Article*" means an article of this Agreement, unless otherwise indicated.

16.9   Assumed Tax Rate. "*Assumed Tax Rate*" means a percentage equal to the sum of the highest state and federal income tax rates applicable to any individual residing in the state of Washington.

16.10   Available Cash. "*Available Cash*" means cash balances in excess of any reserves created for the payment of expenses of the Company anticipated for the following 12-month period, other legal obligations, or additional reserves for Company operations as deemed necessary or prudent by the Manager.

16.11   BBA. "*BBA*" has the meaning set forth in Section 11.3(a).

16.12   BBA Procedures. "*BBA Procedures*" has the meaning set forth in Section 11.3(c).

16.13   Book Depreciation. "*Book Depreciation*" means, with respect to any Company asset for each Allocation Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Allocation Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Allocation Year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Allocation Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Board in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g)(3).

16.14   Book Value. "*Book Value*" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c)   the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:

i.   the acquisition of an additional Units in the Company by a new or existing Member in consideration of a contribution of capital of more than a de minimis amount;

ii.   the Distribution by the Company to a Member of more than a de minimis amount of property (other than cash) as consideration for all or a part of such Member's Units in the Company; or

iii.   the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g);

provided, that adjustments pursuant to clauses (i), (ii) and (iii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Profits and Losses.

16.15   Capital Account. "*Capital Account*" means the capital account of a Member as determined in accordance with Regulation § 1.704-1(b)(2)(iv) and other applicable Regulations as in effect from time to time.

16.16   Capital Contribution. "*Capital Contribution*" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member for the purchase of Units.

16.17   Certificate of Formation. "*Certificate of Formation*" means the Company's Certificate of Formation, as properly adopted and amended from time to time by the Members and filed with the Secretary of State.

16.18   Code. "*Code*" means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute or subsequent codification or recodification of the federal income tax laws of the United States.

16.19   Company. "*Company*" has the meaning as set forth in the opening paragraph of this Agreement.

16.20   Company Information. "*Company Information*" means information relating to or in the possession or control of the Company.

16.21   Company Minimum Gain. "*Company Minimum Gain*" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

16.22   Company Records. "*Company Records*" means books and records in the possession or control of the Company.

16.23   Contribution. "*Contribution*" means any of the following types of property that a Member contributes to the Company in exchange for Units: (a) cash; (b) non-cash property; (c) services rendered; or (d) a promissory note or other enforceable obligation to contribute cash or property or to perform services.

16.24   Distribution. "*Distribution*" means a transfer of the Company's cash or other assets from the Company to a Member by check, bill of sale, assignment or otherwise, except: (a) payments to a Member relating to transactions covered by Section 707(a) of the Code (concerning transactions of the Company with Members acting in capacities other than as Members); (b) payments to a Member under Section 707(c) of the Code (concerning guaranteed payments to a Member for services to or for the Company or for the Company's use of the Member's capital); and (c) reimbursements of expenses to a Member that have been approved by the Manager.

16.25   Effective Date. "*Effective Date*" has the meaning as set forth in the opening paragraph of this Agreement.

16.26   Fair Market Value. "*Fair Market Value*" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant.

16.27   Filing Date. "*Filing Date*" means May 18, 2018.

16.28   Forfeiture Allocations. "*Forfeiture Allocations*" has the meaning set forth in Section 4.2(e).

16.29   Investment Company Act. "*Investment Company Act*" means the Investment Company Act of 1940, as amended from time to time.

16.30   Liquidator. "*Liquidator*" has the meaning set forth in Section 12.4(a).

16.31   Majority Vote of the Members. "*Majority Vote of the Members*" means an affirmative vote by Members holding a least a majority of the outstanding Common Units.

16.32   Manager. "*Manager*" means the Person appointed pursuant to the provisions of Section 8.1 to serve as manager.

16.33   Member. "*Member*" means any Person who acquires Units pursuant to the provisions of this Agreement.

16.34   Member Nonrecourse Debt. "*Member Nonrecourse Debt*" means "partner nonrecourse debt" as defined in Treasury Regulation Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

16.35   Member Nonrecourse Debt Minimum Gain. "*Member Nonrecourse Debt Minimum Gain*" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i) with respect to "partner minimum gain".

16.36   Member Nonrecourse Deduction. "*Member Nonrecourse Deduction*" means "partner nonrecourse deduction" as defined in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

16.37   Membership Rights. "*Membership Rights*" means the totality of a Member's rights as a member of the Company, including a Member's economic rights and a Member's voting rights, agency rights and other management rights, as applicable.

16.38　Misallocated Item. "***Misallocated Item***" has the meaning set forth in Section 4.5.

16.39　Nonrecourse Liability. "***Nonrecourse Liability***" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

16.40　Notice. "***Notice***" shall mean written notice, signed and dated by the delivering party and, unless otherwise specified by the terms of this Agreement, delivered pursuant to the provisions of Section 15.6, which informs the recipient thereof of all relevant facts for which such notice is required pursuant to the provisions of this Agreement.

16.41　Partnership Representative. "***Partnership Representative***" has the meaning set for in Section 11.3(a).

16.42　Percentage Interest. "***Percentage Interest***" means a fraction of the outstanding Units that each Member owns, the numerator of which shall be the number of Units owned by such Member and the denominator of which shall be the total number of Units owned by all Members, as reflected in the Schedule of Members, as updated from time to time.

16.43　Person. "***Person***" means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an estate, an unincorporated organization or association, or any other entity or a government or any department or agency thereof.

16.44　Profits and Losses. "***Profits***" and "Losses" means, for each Allocation Year, the income, gain, loss and deductions of the Company for such Allocation Year in the aggregate or separately stated, as appropriate, determined in accordance with the accounting method followed by the Company on the Company's information tax return filed for federal income tax purposes.

16.45　Regulations. "***Regulations***" means the regulations adopted from time to time by the United States Department of the Treasury under the Code. For purposes of clarification, any references to "***partners***" or "***partnership***" in the Regulations shall, for purposes of application to this Agreement and interpretation hereof, be deemed to refer to Members and the Company, respectively.

16.46　Regulatory Allocations. "***Regulatory Allocations***" has the meaning set forth in Section 4.2(d).

16.47　Secretary of State. "***Secretary of State***" means the office of the Secretary of State of the State of Washington.

16.48　Section. "***Section***" means a section of this Agreement unless otherwise indicated.

16.49　Subsection. "***Subsection***" shall mean a part of a Section.

16.50　Supermajority Vote of the Members. "***Supermajority Vote of the Members***" means an affirmative vote by Members holding at least two-thirds of the outstanding Common Units.

16.51　Tax Advance. "***Tax Advance***" has the meaning set forth in Section 5.3.

16.52　Tax Amount. "***Tax Amount***" of a Member for a Allocation Year means the product of (a) the Tax Rate for such Allocation Year and (b) the Adjusted Taxable Income of the Member for such Allocation Year with respect to its Units.

16.53   Tax Matters Partner. "*Tax Matters Partner*" means the Member appointed by the Members in accordance with Section 12.4(d).

16.54   Tax Matters Representative. "*Tax Matters Representative*" has the meaning set forth in Section 11.3(a).

16.55   Tax Rate. "*Tax Rate*" of a Member, for any period, means the highest marginal blended federal, state and local tax rate applicable to ordinary income, qualified dividend income or capital gains, as appropriate, for such period for an individual residing in the state of Washington, taking into account for federal income tax purposes, the deductibility of state and local taxes and any applicable limitations on such deductions. The applicable Tax Rate shall be determined by the Manager from time to time.

16.56   Taxing Authority. "*Taxing Authority*" has the meaning set forth in Section 5.4(b).

16.57   Third Party. "*Third Party*" shall mean a Person other than the Company or a Member.

16.58   Transfer. "*Transfer*" shall mean to sell, bequeath, devise, transfer, assign, pledge, exchange, redeem, hypothecate, gift, create a security interest in, or in any other way dispose of Units (whether directly or indirectly, voluntarily or involuntarily) or any rights or benefits thereof, including, but not limited to, the right to vote such Units or to receive any distributions or other benefits derived from ownership thereof.

16.59   Treasury Regulations. "*Treasury Regulations*" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

16.60   Unallocated Item. "*Unallocated Item*" has the meaning set forth in Section 4.5.

16.61   Unit. "*Unit*" means the units of measurement used to reflect each Member's Membership Rights as reflected in the Schedule of Members, as updated from time to time.

16.62   Withholding Advances. "*Withholding Advances*" has the meaning set forth in Section 5.4(b)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

COMPANY
Inspired Futures AI, LLC

Nikody Keating

_____
Nikody Keating, Manager

MEMBERS

NIKODY KEATING

Nikody Keating

_____
Signature

KELLY EW KEATING

_____
Signature

ELAINE AND RON WILLIAMS

_____
Signature

_____
Signature

MARY SHANNON AND MICHAEL BAIM

_____
Signature

Michael Baim
_____
Signature

SCOTT KEATING

_____
Signature

[SIGNATURE PAGE - INSPIRED FUTURES AI, LLC – AMENDED AND RESTATED LLC AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

MEMBERS

DAVID KIRSCHBAUM

David Kirschbaum
_____
Signature

LUCILLE KIRSCHBAUM

_____
Signature

YOLANDA AND TIM DAVIS

Yolanda Davis
_____
Signature

Tim Davis
_____
Signature

GAYLE AND DENNIS COLLINS

_____
Signature

Dennis Collins
_____
Signature

BOB AND CYNDY CHRISTOFFERSON

Bob Christoff
_____
Signature

Cyndy Christofferson
_____
Signature

[SIGNATURE PAGE - INSPIRED FUTURES AI, LLC – AMENDED AND RESTATED LLC AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

MEMBERS

JESSICA AND TYLER CHRISTOFFERSON

[illegible]
____
Signature

Tyler Christofferson
____
Signature

LAUREN CHRISTOFFERSON

____
Signature

OGNJEN SOSA & JENNY KLEIN

Ognjen Sosa and Jenny Klein-Sosa
____
Signature

____
Signature

RAYLENE KEATING

Raylene Keating
____
Signature

Exhibit A
JOINDER AGREEMENT
TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF
INSPIRED FUTURES AI, LLC

The undersigned hereby acknowledges that he/she/it has read the Amended and Restated Limited Liability Company Agreement of Inspired Futures AI, LLC (the "*Company*"), dated as of April 1, 2020, as it may be amended from time to time (the "*Agreement*"). By signing this Joinder Agreement, the undersigned hereby agrees to adhere to and be bound by all of the terms and conditions set forth in the Agreement as if an original party thereto. Upon acceptance of the attached by the Manager of the Company, in its sole discretion, the undersigned will become a member of the Company and will be bound by the terms and conditions of the Agreement.

Dated this __ day of _____, _____.

MEMBER

_____
Print name of Member

_____
Signature

      if applicable:

      _____
      Print name of signatory

      _____
      Print title of signatory

_____
Address

_____
City, State & ZIP

_____
Email

$_____
Contribution Amount

_____
Number of Units

Accepted and Acknowledged:
INSPIRED FUTURES AI, LLC

_____
Nikody Keating, Manager

_____
Date

[SIGNATURE PAGE TO AMENDED AND RESTATED LLC AGREEMENT OF INSPIRED FUTURES AI, LLC]